

"PUBLIC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH.

SEC FILE NUMBER
8-66690

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Reserve Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Public Square, Suite 3750
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Goodill, William E. (216) 574-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

301 Springside Drive	Akron	Ohio	44333
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

kg
4/3

4/3/12

"PUBLIC"

OATH OR AFFIRMATION

I, William E. Goodill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Reserve Partners LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF OHIO

Signature

CAO/CFO

Title

Notary Public

MICHELLE L. FINCH
NOTARY PUBLIC • STATE OF OHIO
Recorded in Lorain County
My commission expires May 1, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN RESERVE PARTNERS LLC

TABLE OF CONTENTS

SS&G
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Akron Office
301 Springside Drive
Akron, OH 44333
330-668-9696
fax: 330-668-2538
www.SSandG.com

To the Members of
Western Reserve Partners LLC

We have audited the accompanying statement of financial condition of Western Reserve Partners LLC as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Western Reserve Partners LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our

opinion, the information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

SS+G, Inc.

February 22, 2012

SS&G

www.SSandG.com

WESTERN RESERVE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2011
ASSETS	
Cash	$ 590,994
Accounts receivable	376,108
Prepaid expenses	59,508
Investments	335,875
Property and equipment at cost, less accumulated depreciation of $293,921	141,230
Interest receivable - related parties	31,837
Short term receivables – related parties	110,000
Long term receivable – related party	4,000
Other assets	34,670
TOTAL ASSETS	$ 1,684,222
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable	$ 2,727
Accrued expenses	117,225
Accrued payroll	1,530
Deferred retainer fees	62,500
Deferred rent	80,176
TOTAL LIABILITIES	264,158
MEMBERS' EQUITY	1,420,064
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,684,222

See accompanying notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE A – Organization and nature of business

Western Reserve Partners LLC (the "Company") provides customized investment banking solutions for middle market companies. The Company is a limited liability company organized under the laws of Ohio and was incorporated on June 14, 2004. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA).

WRP Management, Inc. (WRP), a related party through common ownership of the majority member, is the Manager of the Company. WRP provides management services to the Company for which it earns a fee as defined in the agreements.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Concentration of credit risk
The Company maintains its cash balances in one financial institution located in Cleveland, Ohio. Through December 31, 2012, all noninterest-bearing transaction accounts are fully insured, regardless of the balance of the account, at all Federal Deposit Insurance Corporation insured institutions.

The Company's two largest customers accounted for approximately 34% of net fees revenue for the year-ended December 31, 2011. The Company performs periodic credit evaluations of its customers' financial condition but generally does not require collateral. There have been no credit losses to date.

As of December 31, 2011, the Company had no other significant concentrations of risk.

Accounts receivable and allowance for doubtful accounts
The Company reports receivables at net realizable value. The Company recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2011, management determined that no allowance was necessary.

Investments
In general, the Company will no longer participate directly in investments which result from transactions it helps complete. Typically, new investment opportunities will be referred to Public Square Partners I LLC, a non-affiliated, co-investment fund also managed by the Principals of the Company. The Company owns Membership Units of the fund and is committed to making capital contributions, as requested, aggregating up to $1 million.

NOTE B – Summary of significant accounting policies, continued

Property and equipment
Property and equipment consisted of the following at December 31, 2011:

Automobile	$ 43,369
Furniture and fixtures	102,484
Office equipment	255,326
Leasehold improvements	33,972
	435,151
Less accumulated depreciation	(293,921)
	$ 141,230

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 5 years for automobiles, 7 years for furniture and fixtures, 3 or 5 years for computer equipment, and 10 years for leasehold improvements.

Receivables – related parties and allowance for loan losses
Receivables – related parties (loans) are stated at unpaid principal balances less the allowance for loan losses and net deferred loan fees, if any, and unearned discounts. Interest is recognized over the term of the loan and is calculated using the simple-interest method.

Management considers a loan impaired when based on current information or factors (such as payment history, value of collateral, and assessment of the customer's current creditworthiness), it is probable that the principal and interest payments will not be collected according to the loan agreement.

Loans are placed on nonaccrual status when management determines, after considering economic and business conditions and collection efforts, that the loans are impaired or collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest income on nonaccrual loans is recognized only to the extent that cash payments are received.

The carrying amount of loans receivable is reduced by an allowance for loan losses which is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical data, specific impaired loans, economic conditions and other risks inherent in the loan portfolio. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. At December 31, 2011, management determined that no allowance for loan losses was necessary.

NOTE B – Summary of significant accounting policies, continued

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2011, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2008.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2011 and February 22, 2012, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Line of credit

The Company renewed its bank line of credit in 2011 with a borrowing limit of $1,000,000. There were no borrowings on the line as of December 31, 2011. Interest is charged on any outstanding balances monthly at 1 Month LIBOR (0.28% at December 31, 2011) plus 2.5%. The credit facility is secured by guarantees of the majority member of the Company, which is an LLC, and its members.

NOTE D – Membership interests

Effective January 1, 2009, the Principals of WRP Management Inc. authorized the issuance and sale of 6.25 new Common units of the Company to WesRes Management LLC (WesRes) at the fair market value of $340,000. In lieu of cash, WesRes entered into a loan agreement with the Company for the payment of principal and interest. Since then, WesRes has made two prepayments to the Company in the amounts of $20,000 on August 18, 2009 and $10,000 on May 3, 2010. On the statement of financial condition, the loan balance outstanding is offset against Member's Equity in accordance with Accounting Standards Codification 505, *Equity*. The total loan balance outstanding at December 31, 2011 was $310,000.

NOTE E – Fair value measurements

The Company follows the provisions of Accounting Standards Codification 820, *Fair Value Measurements* (ASC 820). This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2011 included one venture capital investment. The fair value of this venture capital investment was determined based on a valuation provided directly by the controlling sponsor of the investment.

NOTE E – Fair value measurements, continued

Fair values of assets and liabilities measured on a recurring basis at December 31, 2011 are as follows:

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Venture capital investments	$ 335,875	$ -	$ -	$ 335,875
Total Assets	$ 335,875	$ -	$ -	$ 335,875

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Balance, January 1, 2011	$ 406,923
Additional capital calls from Public Square Partners I LLC	(71,048)
Balance, December 31, 2011	$ 335,875
The amount of total gains or losses (realized and unrealized) for the year ended December 31, 2011 included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$ -

NOTE F – Investments

At December 31, 2011, investments consisted of the following:

Public Square Partners I LLC:	
Initial capital call	$ 150,000
2nd capital call	71,048
3rd capital call	185,875
Return of capital	(71,048)
	$ 335,875

In September 2008, the Company purchased four (4) Membership Units in a private placement offering of Public Square Partners I LLC (PSPI). At the Initial Closing, it invested $150,000 which represented 15% of the Company's total capital commitment to the co-investment fund. Since then, PSPI has requested two additional capital calls allowing it to participate in other investment opportunities. The second capital call for $71,048 took place on September 15, 2010 and the third capital call for $185,875 on December 22, 2010. In May 2011, PSPI returned $71,048 of the December 2010 capital call because one of the investments was withdrawn after the call was made. The returned capital is eligible to be called again at a later date. To date, the Company has invested approximately 34% of its total capital commitment.

The Company also received compensation from the fund's manager, PSP Managers I LLC, for administrative support services it rendered during 2011.

In November 2011, the Company's investment in common stock of DPAC Technologies Corp (ticker: DPAC) was redeemed in the sale of DPAC to Q-Tech Acquisition, LLC, a wholly-owned subsidiary of B&B Electronics. The original amount of the investment ($160,840) was distributed to the members on November 23, 2011, as it represented fee income taken in stock in lieu of cash payment for advisory services rendered during previous years.

NOTE G – Profit sharing plan

The Company has a 401(k) profit sharing plan that covers substantially all employees. Employees may elect to contribute pre-tax a portion of their pay up to limits established by the IRS. The Company makes contributions to each employee's account for 3% of the employee's salary each pay cycle.

NOTE H – Lease commitments

The Company leases office space and equipment under non-cancelable operating leases that expire at various dates through April 2014.

Future minimum lease payments under lease agreements as of December 31, 2011 are as follows:

2012	$ 280,358
2013	286,249
2014	96,524
	$ 663,131

The office space lease agreement provides for escalating rent payments at various times during the lease term. Generally accepted accounting principles require that rent be recorded on a straight-line basis over the life of the lease. An aggregate difference of $80,176 at December 31, 2011 has been recorded on the statement of financial condition relating to the difference between actual rent payments and the amount which would have been paid if payments were made on the straight-line basis.

NOTE I – Net capital requirements

As a member organization of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2011 was $17,611. At December 31, 2011, the Company's net capital was $326,836 and exceeded the minimum net capital requirement by $309,225. The Company's ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.81 to 1.

Supplementary Information

WESTERN RESERVE PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2011

Total Members' Equity from Statement of Financial Condition	$ 1,420,064
Nonallowable assets:	
Accounts receivable	376,108
Investments, at cost	335,875
Property and equipment, net	141,230
Interest receivable – related party	31,838
Short-term receivable – related party	110,000
Long-term receivable – related party	4,000
Other assets	94,177
Total nonallowable assets	1,093,228
Net Capital	326,836
Net capital requirement (6 2/3% of aggregate indebtedness)	17,611
Excess net capital	$ 309,225
Total aggregate indebtedness	$ 264,158
Percentage of aggregate indebtedness to net capital	81%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2011.

WESTERN RESERVE PARTNERS LLC

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

SS&G
Certified Public Accountants and Advisers

Akron Office
301 Springside Drive
Akron, OH 44333
330-668-9696
fax: 330-668-2538
www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Western Reserve Partners LLC

In planning and performing our audit of the financial statements of Western Reserve Partners LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS+G, Inc.

February 22, 2012

WESTERN RESERVE
PARTNERS LLC

STATEMENT OF
FINANCIAL
CONDITION

DECEMBER 31, 2011